Exhibit 99.6

GOLD STANDARD VENTURES CORP.
(the “Company”)

CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers (Québec)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Northwest Territories)
Office of the Superintendent of Securities (Nunavut)
Office of the Yukon Superintendent of Securities

RE:	The abridgement of time pursuant to National Instrument 54-101 –
Communication with Beneficial Owners of Securities of a Reporting Issuer
(“NI 54-101”)

In connection with the abridgement of the time periods (the “Abridgement”) prescribed by NI 54-101 in subsections 2.2(1) and 2.5(1) by the Company in respect of the Company’s special meeting of securityholders to be held on August 9, 2022 (the “Meeting”), the undersigned, Jordan Neeser, Chief Financial Officer and Corporate Secretary of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity as follows:

(a)	the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.2(1) and 2.5(1) of NI 54-101.

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DATED as of July 12, 2022

GOLD STANDARD VENTURES CORP.

By:	/s/ “Jordan Neeser”
	Name:	Jordan Neeser
	Title:	Chief Financial Officer and
Corporate Secretary